                                              Filed Pursuant to Rule 424(B)(3)
                                              Registration Number 333-53984

                     SUPPLEMENT NO. 5 DATED APRIL 17, 2002

                      TO PROSPECTUS DATED APRIL 19, 2001

                          APPLE HOSPITALITY TWO, INC.

   The following information supplements the prospectus of Apple Hospitality Two, Inc. dated April 19, 2001 and is part of the prospectus. This Supplement No. 5 updates the information presented in Supplement No. 4, Supplement No. 3 and in Supplement No. 2, which incorporated and replaced Supplement No. 1.

   Prospective investors should carefully review the prospectus, Supplement No. 2, Supplement No. 3, Supplement No. 4 and this Supplement.

                    TABLE OF CONTENTS FOR SUPPLEMENT NO. 5

                     Status of the Offering.......... S-2
                     Recent Developments............. S-2
                     Acquisitions and Related Matters S-3
                     Summary of Material Contracts... S-5
                     Our Properties.................. S-7
                     Experts......................... S-10
                     Index to Financial Statements... F-1

   The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

                            STATUS OF THE OFFERING

   We completed the minimum offering of units (consisting of one Common Share and one Series A Preferred Share) at $9.50 per unit on May 1, 2001. We are continuing the offering at $10 per unit in accordance with the prospectus.

   As of March 25, 2002, we had closed on the following sales of units:

                                                  Proceeds Net of Selling
                     Number of                   Commissions and Marketing
     Price Per Unit  Units Sold   Gross Proceeds     Expense Allowance
     -------------- ------------- -------------- -------------------------
       $  9.50...    3,157,894.70  $ 30,000,000        $ 27,000,000
        $10.00..... 14,149,375.00   141,493,750         127,344,375
                    -------------  ------------        ------------
         Total..    17,307,269.70  $171,493,750        $154,344,375
                    =============  ============        ============

                              RECENT DEVELOPMENTS

   On March 29, 2002, we acquired, through our subsidiaries, Marriott Residence Inn Limited Partnership, which owns 15 extended-stay hotels. For simplicity, this entity will be referred to as the "Partnership." Although the acquisition was conducted through a merger in which our subsidiaries acquired the Partnership, the purpose and result was our acquisition of the hotels. Each hotel operates as part of the Residence Inn(R) by Marriott(R) franchise system. The hotels are described in another section below.

   The total base purchase price for the acquisition was approximately $133.4 million. The purchase price, as subject to certain adjustments at closing, was paid through a combination of transactions, as described below. In November 2001, we made a deposit of $35 million, which was applied toward the purchase price at closing. In addition, we made a cash payment of approximately $7 million at closing. Our source for these funds was our ongoing and registered public offering of units. To satisfy the remainder of the purchase price, we received a credit at closing equal to the unpaid balance of existing loans, which are secured by the hotels.

   The secured loans will continue to be an obligation of the Partnership, which continues to own the hotels. Further details about the secured loans are provided in the next section. We also used the proceeds of our ongoing offering to pay 2% of the total base purchase price for these 15 hotels, which equals $2,667,052, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

   As a result of this acquisition, we now own a total of 25 hotels, which are located in 11 states, as shown in the map below:

                             [GRAPHIC -- Map of US]


                       ACQUISITIONS AND RELATED MATTERS

  New Subsidiaries

   We formed new subsidiaries to acquire the Partnership and its 15 hotels. Specifically, we formed two direct wholly-owned subsidiaries. One of these subsidiaries, AHT Res I GP, Inc., acquired the entire general partnership interest in the Partnership and now holds a 1% interest as its sole general partner. The other newly-formed and directly-owned subsidiary, AHT Res I LP, Inc., acquired the entire limited partnership interest in the Partnership and now holds a 99% interest as its sole limited partner. The Partnership directly owns all of the hotels.

   We also formed new subsidiaries in connection with the leasing of the hotels from the Partnership under a master hotel lease agreement, which is one of the material contracts summarized in another section below. Specifically, we formed AHM Res I GP, Inc. and AHM Res I LP, Inc., to serve as the sole general partner and sole limited partner, respectively, of AHM Res I Limited Partnership. This limited partnership was formed as one of our indirect, wholly-owned subsidiaries to lease the hotels and will be referred to, for simplicity, as the "Lessee."

  Loans Secured By Hotels

   The Partnership, the direct owner of the hotels, is also the borrower under secured loans from two lenders (with one being the senior lender and the other being the subordinate lender). The senior lender is LaSalle Bank National Association as Trustee for Mortgage Pass-Through Certificates Series 1996-2. The senior lender holds separate loans for each hotel in the aggregate original principal amount of $100 million. Each loan held by the senior lender is secured by a first mortgage on the hotel involved and by a related first priority security interest in the rents, revenues and other personal property of such hotel. On March 29, 2002, the aggregate unpaid principal balance of these senior loans was $70,868,403. Each senior loan bears interest at an annual rate of 8.60% and has a maturity date of September 30, 2002. The aggregate monthly payment under the senior loans is $874,163. An aggregate balloon payment in the amount of approximately $69 million is scheduled to be due at maturity.

   The subordinate lender is LaSalle Bank National Association, as Indenture Trustee for Benefit of the Holders of iStar Asset Receivables Trust Collaterialized Mortgage Bonds Series 2000-1. The subordinate lender holds a loan in the original principal amount of $30 million. The subordinate loan is secured by a subordinate mortgage on the hotels and by related second priority security interests in the rents, revenues and other personal property of the hotels. On March 29, 2002, the unpaid principal balance of the subordinate loan was $20,734,191. The subordinate loan bears interest at an annual rate of 15.25% and requires monthly payments of $400,590. The maturity date is September 30, 2002. A balloon payment in the amount of approximately $20 million is scheduled to be due at maturity.

   We expect that revenues from the hotels will be sufficient to make monthly payments under the secured loans described in the above paragraphs. If hotel revenues are not sufficient and other sources of funds are not available, we could lose the hotels through foreclosure. While the secured loans remain outstanding, certain covenants apply to the Partnership, as the borrower, and its general partner. Among other things, these covenants (a) prohibit the borrower and its general partner from engaging in any business that is not related to the hotels or the secured loans, (b) require the borrower and its general partner to each maintain a separate legal identity and an arms-length relationship with affiliates, (c) restrict the transfer of ownership interests in the borrower, its general partner or the hotels, (d) limit the extent to which modifications may be made to the organizational documents of the borrower or its general partner, or to the master hotel lease agreement or the amendment and restatement of management agreement, and (e) require the general partner of the borrower to maintain a net worth of at least $6,600,000, which has been funded through an inter-company transfer.

   Currently, we plan to pay the balloon payments due September 30, 2002 under the secured loans by using proceeds from new financing provided by a suitable lender. However, we have not yet obtained any commitment for such financing and the terms of any such financing, including the interest rate and maturity date, cannot be predicted. We would expect, however, that the financing would be secured by the hotels and would have other terms and conditions customary for a large secured commercial loan transaction. Although we think secured financing will be available to provide funds sufficient to repay the loan obligations due on September 30, 2002, if for any reason such secured financing cannot be obtained, we would either have to locate an alternative funding source (which could be difficult, if not essentially impossible), or sell some or all of the hotels, or we could lose the hotels through foreclosure.

  Other Actions

   The hotels are being managed by Residence Inn By Marriott, Inc., which will be referred to, for simplicity, as the "Manager." Such management is being undertaken in accordance with an amendment and restatement of management agreement, which is among the material contracts described in the next section.

                         SUMMARY OF MATERIAL CONTRACTS

  Agreement and Plan of Merger

   The acquisition of the Partnership and the 15 hotels occurred in accordance with an agreement and plan of merger dated as of November 28, 2001. The closing occurred on March 29, 2002 after a number of required conditions to closing were satisfied.

  Master Hotel Lease Agreement

   The Lessee is one of our indirect, wholly-owned subsidiaries and is leasing the 15 hotels from the Partnership under a master hotel lease agreement dated as of March 29, 2002. For simplicity, this agreement will be referred to as the "Master Lease." The Master Lease provides for an initial term of 15 years. The Lessee has the option to extend the Master Lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised. The Master Lease provides that the Lessee will pay an annual base rent, a quarterly percentage rent and a quarterly sundry rent. Each type of rent is explained below.

   Annual base rent is payable in advance in equal monthly installments. The base rent will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The lease commencement date for each of the hotels is March 29, 2002. The base rents for the hotels range from $406,223 to $4,231,315. Percentage rent is payable quarterly. Percentage rent depends on a formula that compares fixed "suite revenue breakpoints" with a portion of "suite revenue," which is equal to gross revenue from suite rentals less sales and room taxes, credit card fees and sundry rent (as described below). The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the percentage rent is equal to the sum of (a) 17% of all year-to-date suite revenue, up to the applicable suite revenue breakpoint; plus (b) 55% of the year-to-date suite revenue in excess of the applicable suite revenue breakpoint, as reduced by base rent and the percentage rent paid year to date. The sundry rent is payable quarterly and equals 55% of all sundry revenue, which consists of revenue other than suite revenue, less the amount of sundry rent paid year-to-date.

  Amendment and Restatement of Management Agreement

   The Manager has agreed to manage the hotels under an amendment and restatement of management agreement with the Lessee dated as of March 29, 2002. For simplicity, this agreement will be referred to as the "Management Agreement." The Management Agreement is similar to the prior management agreement for the hotels, which had been executed in 1988. Management services under the Management Agreement include supervising the operation of the hotels and collecting revenues from their operation for the benefit of the Lessee.

   The initial term of the Management Agreement will continue until December 28, 2007. The Manager may renew the term of the Management Agreement for five periods of 10 years each, provided that an event of default by the Manager has not occurred and provided that the Manager exercises its renewal option with respect to at least 80% of the hotels that either meet the then-current brand standards for Residence Inn(R) by Marriott(R) or are subject to property improvement programs reasonably required by the Manager. The Manager may elect to renew for an additional term by giving notice to the Lessee at least 18 months before the expiration of the then current term. Such renewal may apply to all or only some of the hotels. The Lessee may terminate the Management Agreement with respect to all of the hotels if the total operating profit for any specified period of time does not reach a specified minimum amount. Written notice of any such termination must be delivered to the Manager no later than 60 days after the receipt by the Lessee of the pertinent annual accounting. The Manager has the option to avoid such termination by advancing the amount of any deficiency in operating profit to the Lessee within 60 days after the Manager's receipt of the termination notice.

   The Manager will receive a management fee for its services. The total management fee consists of (a) a base management fee calculated on the basis of gross revenues, (b) a Residence Inn(R) system fee calculated on the basis of suite revenues and (c) an incentive management fee calculated on the basis of operating profit. The formulas for these fees are complex and were the result of prior negotiations between the Partnership and the Manager, but were not materially modified in connection with our acquisition of the Partnership.

   The Manager also may exercise a right of first refusal if the Partnership, as the direct owner of the hotels, receives a bona fide written offer from a third party for the purchase or lease of any one or more of the hotels or for the purchase of a "controlling interest" (generally, a majority interest) in the Partnership or the Lessee or the general partner of either of them. In such an event, the Lessee must cause the Partnership to give prior notice to the Manager, which will then have 30 days in which to exercise its right of first refusal. Any such purchase, lease or other acquisition of the hotels by the Manager would occur on the same terms and conditions as those set forth in the bona fide offer. The Management Agreement would remain in effect as to any other hotels not involved in such sale, lease or other disposition.

  Owner Agreement

   In an owner agreement dated as of March 29, 2002, the Manager granted its consent to our acquisition of the Partnership and to the Master Lease. In return, the Partnership, as the direct owner of the hotels, agreed to guarantee the performance of the obligations, including monetary obligations, of the Lessee under the Management Agreement.

  Agreements with Lenders

   The two secured lenders granted their consent to our acquisition of the Partnership and to the leasing of the hotels to the Lessee by separate consents to merger agreement, each dated as of March 29, 2002.

   In two separate loan modification agreements, each dated as of March 29, 2002, the Partnership, its general partner, the Lessee and the secured lenders agreed to modify the secured loans to reflect the transactions described above, including our acquisition of the Partnership.

   In a first amendment to four party agreement dated as of March 29, 2002, the Partnership, the Lessee, the secured lenders and the Manager amended an earlier agreement among such parties (or their predecessors) to reflect the transaction and, in essence, to agree that upon the occurrence of a default under the secured loans, the Manager would pay monies otherwise payable to the Partnership or the Lessee to a cash collateral account benefiting the secured lenders.

   In separate environmental liability indemnity agreements, each dated as of March 29, 2002, the subsidiary we formed to serve as the new general partner of the Partnership and the Lessee jointly and severally agreed to indemnify the secured lenders and related parties against the presence or release of hazardous materials at the hotels.

   In separate security agreements and separate assignments of rents and revenues, each dated as of March 29, 2002, the Lessee granted security interests to the secured lenders in the personal property at the hotels and in the rents and revenues from the operation of the hotels.

                                OUR PROPERTIES

   All of our hotels are part of the Residence Inn(R) by Marriott(R) franchise system. Each hotel was in operation when acquired. Each hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. The hotels are located in developed areas in competitive markets. We believe the hotels are well-positioned to compete in these markets based on their location, amenities, rate structure and franchise affiliation. In the opinion of management, all of the hotels are adequately covered by insurance. Further information about the hotels is presented below.

                               TABLE 1.  Summary

                                                           Average Daily
                                                       Rate (price) per Suite
                                                       ----------------------
                                              Number
     Hotel (a)                     State     of Suites  2001 (b)    2002 (c)
     ---------                 ------------- --------- --------     --------
     Montgomery............... Alabama            94   $ 85.87      $ 86.06
     Bakersfield.............. California        114     90.89        89.23
     Concord-Pleasant Hill.... California        126    133.50       130.86
     Costa Mesa............... California        144    112.53        94.51
     La Jolla................. California        287    119.45       108.02
     Long Beach............... California        216    113.54       105.30
     San Ramon................ California        106    152.80       154.80
     Boulder.................. Colorado          128    124.58       116.39
     Meriden.................. Connecticut       106    107.91        99.38
     Atlanta Airport-Hapeville Georgia           126    100.83        96.25
     Atlanta-Buckhead......... Georgia           136    101.75        95.78
     Atlanta-Dunwoody......... Georgia           144     81.61        83.02
     Atlanta-Cumberland....... Georgia           130     86.26        81.51
     Chicago-Lombard.......... Illinois          144     99.46        90.01
     Boston-Tewksbury......... Massachusetts     130    111.52        89.22
     Southfield............... Michigan          144     97.23        86.21
     St. Louis-Chesterfield... Missouri          104     81.83        79.59
     St. Louis-Galleria....... Missouri          152     96.79        91.70
     Cincinnati-Sharonville... Ohio              144     76.04        69.14
     Cincinnati-Blue Ash...... Ohio              118     85.17        78.35
     Columbus................. Ohio               96     80.24        74.55
     Dayton North............. Ohio               64     84.63        78.41
     Dayton South............. Ohio               96     84.65        78.02
     Dallas-Irving............ Texas             120    104.07        94.81
     Houston-Clear Lake....... Texas             110     88.96        90.32
                                               -----   -------      -------
            Total.............                 3,279   $100.08      $ 93.66
                                               =====   =======      =======

--------

Notes for Table 1:
(a) The hotels first began operations during the period from 1984 through 1990. Results of operations for the period before the effective dates of our hotel acquisitions were provided by the sellers of the hotels.
(b) Amounts are based on operations from December 30, 2000 through December 28, 2001.
(c) Amounts are based on operations from December 29, 2001 through March 22,
    2002.

                   TABLE 2.  Tax and Improvement Information

                           2001 Real                2002 Budgeted 2002 Budgeted
                          Property Tax  2001 Real    Improvement  Prop. Tax on  Depreciation-Federal
Hotel                       Rate (a)   Property Tax   Cost (b)     Improv. (c)     Tax Basis (d)
-----                     ------------ ------------ ------------- ------------- --------------------
Montgomery...............  0.00909499    $ 49,500    $  155,500      $ 1,414        $ 5,442,558
Bakersfield..............  0.01222606      92,227       153,600        1,878          7,543,477
Concord-Pleasant Hill....  0.01173768     178,076     1,090,000       12,794         15,171,316
Costa Mesa...............  0.01109190      93,688       209,500        2,327          8,433,378
La Jolla.................  0.01128900     350,643     4,814,500       53,580         31,507,442
Long Beach...............  0.01093163     258,288       226,900        2,480         23,627,618
San Ramon................  0.01212396     152,899       158,800        1,925         12,611,312
Boulder..................  0.02181600     248,870     2,126,000       46,381         11,407,700
Meriden..................  0.01410379      97,977       116,200        1,639          6,946,870
Atlanta Airport-Hapeville  0.02011547     137,691       162,800        3,275          6,845,040
Atlanta-Buckhead.........  0.01720710     154,507       267,700        4,607          8,978,800
Atlanta-Dunwoody.........  0.01490400     109,251     1,270,300       18,933          7,330,315
Atlanta-Cumberland.......  0.01472790     123,858       250,300        3,686          8,409,753
Chicago-Lombard..........  0.02152167     177,874       296,900        6,390          8,264,880
Boston-Tewksbury.........  0.02195740     195,012       156,900        3,445          8,881,400
Southfield...............  0.02695070     140,298       294,100        7,926          5,205,740
St. Louis-Chesterfield...  0.02765728      97,304       186,500        5,158          3,518,190
St. Louis-Galleria.......  0.02610000     194,590     2,631,500       68,682          7,455,540
Cincinnati-Sharonville...  0.01485522     100,732     2,492,800       37,031          6,780,914
Cincinnati-Blue Ash......  0.02771091     157,079       105,000        2,910          5,668,490
Columbus.................  0.01846574      94,176       121,800        2,249          5,100,029
Dayton North.............  0.01696585      53,377       150,900        2,560          3,146,143
Dayton South.............  0.02105633     118,801     1,929,800       40,634          5,642,057
Dallas-Irving............  0.02788849     238,375       103,400        2,884          8,547,420
Houston-Clear Lake.......  0.03334717     197,600       119,200        3,975          5,925,540

--------
Notes for Table 2:
(a) Property tax rate for each hotel is an aggregate figure for county, city and other local taxing authorities (as applicable). Information is for calendar year 2001.
(b) Improvement costs are based on operating budgets for 2002.
(c) Tax amount shown is based on a portion of the indicated improvement. The percentage needed to determine the taxable portion varies by state and locality.
(d) Amounts are for the depreciable real property component of the hotel. The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of the hotel.

                        TABLE 3.  Operating Information

                          Avg. Daily Occupancy Rates (%) (a)   Revenue per Available Suite ($) (b)
                          ---------------------------------- ---------------------------------------
Hotel                      1998   1999   2000   2001   2002   1998    1999    2000    2001    2002
-----                     ----   ----   ----   ----   ----   ------- ------- ------- ------- -------
Montgomery............... 82.4   78.8   81.4   81.4   79.7   $ 67.53 $ 65.41 $ 66.73 $ 69.90 $ 68.58
Bakersfield.............. 85.6   83.3   86.0   88.1   83.7     73.38   71.57   73.70   80.03   74.71
Concord-Pleasant Hill.... 86.5   90.2   91.7   84.7   86.0     94.43   97.92  108.49  113.10  112.51
Costa Mesa............... 83.3   83.1   84.6   77.0   72.1     87.20   86.97   96.59   98.68   68.18
La Jolla................. 90.1   81.5   84.0   82.8   85.4    105.70   98.03  104.57  101.20   92.30
Long Beach............... 90.5   86.4   90.1   83.2   79.1     89.93   89.11   99.58  105.73   83.31
San Ramon................ 87.8   90.2   89.9   82.1   73.4    116.27  112.30  118.64  125.49  113.60
Boulder.................. 80.0   80.2   85.7   75.2   50.7     94.94   98.24  106.13   97.64   59.03
Meriden.................. 85.8   87.9   85.8   81.6   73.6     81.74   89.76   93.30   88.00   73.19
Atlanta Airport-Hapeville 88.4   85.2   87.6   86.3   87.1     79.49   80.63   83.97   87.04   83.87
Atlanta-Buckhead......... 80.4   81.1   81.6   75.3   73.5     79.42   83.15   87.77   92.10   70.39
Atlanta-Dunwoody......... 82.5   76.5   69.5   74.6   55.9     65.15   62.60   57.37   61.93   45.56
Atlanta-Cumberland....... 83.1   82.8   83.7   71.9   60.5     64.97   66.03   67.64   67.85   50.22
Chicago-Lombard.......... 87.3   83.8   87.2   85.4   71.1     82.55   81.43   88.89   86.59   63.97
Boston-Tewksbury......... 87.2   91.7   88.0   78.0   66.1     89.44  101.49  108.38   87.00   58.99
Southfield............... 85.9   89.2   88.3   83.6   77.5     81.21   88.34   89.62   87.01   66.82
St. Louis-Chesterfield... 82.6   81.6   79.2   86.0   79.0     75.21   70.05   69.37   59.20   62.88
St. Louis-Galleria....... 81.0   86.1   90.8   88.0   81.8     70.82   78.42   83.88   78.01   74.99
Cincinnati-Sharonville... 81.1   81.2   77.0   68.1   61.6     65.63   65.90   65.01   47.56   42.61
Cincinnati-Blue Ash...... 86.1   85.9   76.2   71.1   58.1     72.02   87.34   74.49   60.58   45.54
Columbus................. 84.2   81.2   81.1   72.8   60.1     71.32   68.85   67.49   60.16   44.81
Dayton North............. 84.5   85.7   83.8   81.0   83.0     80.12   78.80   76.55   62.26   65.08
Dayton South............. 87.3   84.9   86.0   79.5   70.2     73.31   70.54   72.07   71.71   54.80
Dallas-Irving............ 88.5   81.3   84.6   73.2   73.5     86.38   83.76   85.91   76.15   69.65
Houston-Clear Lake....... 87.4   85.7   87.2   90.6   87.3     84.61   80.33   79.12   80.57   78.84

--------
Notes for Table 3:
(a) Percentages for 2002 are based on occupancy from December 29, 2001 through March 22, 2002. Occupancy rates for the entire year will not necessarily be comparable.
(b) Amounts for 2002 are for the period from December 29, 2001 through March 22, 2002, and have not been annualized. Amounts for the entire year will not necessarily be comparable.

   Five of our hotels are located in the same markets as extended-stay hotels owned by Apple Suites, Inc. (These hotels are the ones located in Boulder, Atlanta-Buckhead, Atlanta-Cumberland, St. Louis-Chesterfield, and Dallas-Irving). As discussed elsewhere in this prospectus, day-to-day operation of our hotels is contracted to Residence Inn by Marriott, Inc. and our hotels operate under the Residence Inn(R) by Marriott(R) brand. The hotels owned by Apple Suites, Inc. are operated on a day-to-day basis by a separate management company and operate under the Homewood Suites(R) by Hilton brand. We may in the future acquire additional hotels located in the same markets as hotels owned by Apple Suites, Inc. Our Chairman and President, Glade M. Knight, is also Chairman and President of Apple Suites, Inc.

                                    EXPERTS

   The financial statements for the Partnership included herein have been audited by Arthur Andersen LLP ("Andersen"), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

   Andersen has provided a representation letter dated April 12, 2002 with respect to its audit of the consolidated financial statements of the Partnership. In such letter, Andersen represented that (i) the audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, (ii) there was appropriate continuity of Andersen personnel working on the audit, and (iii) there was availability of national office consultation. The Partnership has no foreign affiliates, so assurances from Andersen as to foreign affiliates was not relevant or applicable.

                         INDEX TO FINANCIAL STATEMENTS

Financial Statements of Businesses Acquired

                  Marriott Residence Inn Limited Partnership

                                                                                         Page
                                                                                         ----
Report of Independent Public Accountants................................................ F-2
Balance Sheets as of December 31, 2001 and 2000......................................... F-3
Statements of Operations for the Fiscal Years Ended December 31, 2001, 2000 and 1999.... F-4
Statements of Changes in Partners' Capital for the Fiscal Years Ended December 31, 2001,
  2000 and 1999......................................................................... F-5
Statements of Cash Flows for the Fiscal Years Ended December 31, 2001, 2000 and 1999.... F-6
Notes to Financial Statements........................................................... F-7

Pro Forma Financial Information

                          Apple Hospitality Two, Inc.

Pro Forma Condensed Consolidated Balance Sheet As of December 31, 2001 (unaudited) F-12
Notes to Pro Forma Condensed Consolidated Balance Sheet (unaudited)............... F-13
Pro Forma Condensed Consolidated Statements of Operations For the Year Ended
  December 31, 2001 (unaudited)................................................... F-15
Notes to Pro Forma Condensed Consolidated Statements of Operations (unaudited).... F-17

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP:

   We have audited the accompanying balance sheets of Marriott Residence Inn Limited Partnership (a Delaware limited partnership) as of December 31, 2001 and 2000, and the related statements of operations, changes in partners' capital and cash flows for each of the three fiscal years in the period ended December 31, 2001. These financial statements are the responsibility of the general partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marriott Residence Inn Limited Partnership as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                          /s/  ARTHUR ANDERSEN LLP

Vienna, Virginia
April 1, 2002

                                BALANCE SHEETS

                  MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP
                          DECEMBER 31, 2001 AND 2000
                                (in thousands)

                                                                      2001      2000
                                                                    --------  ---------
ASSETS
Property and equipment, net........................................ $134,121   $137,497
Due from Residence Inn by Marriott, Inc............................    2,142      2,160
Property improvement fund..........................................    4,249      2,889
Deferred financing costs, net of accumulated amortization..........      363        835
Cash and cash equivalents..........................................   16,238     10,755
                                                                    --------  ---------
                                                                    $157,113  .$154,136
                                                                    ========  =========
LIABILITIES and PARTNERS' CAPITAL
LIABILITIES
   Mortgage debt................................................... $ 92,596   $ 98,213
   Incentive management fees due to Residence Inn by Marriott, Inc.    6,713      3,626
   Accounts payable and accrued expenses...........................      379        277
                                                                    --------  ---------
       Total Liabilities...........................................   99,688    102,116
                                                                    --------  ---------
PARTNERS' CAPITAL
 General Partner
   Capital contribution............................................      663        663
   Capital distributions...........................................     (436)      (436)
   Cumulative net income...........................................      424        370
                                                                    --------  ---------
                                                                         651        597
                                                                    --------  ---------
 Limited Partners
   Capital contribution............................................   58,050     58,050
   Capital distributions...........................................  (43,233)   (43,233)
   Cumulative net income...........................................   41,957     36,606
                                                                    --------  ---------
                                                                      56,774     51,423
                                                                    --------  ---------
       Total Partners' Capital.....................................   57,425     52,020
                                                                    --------  ---------
                                                                    $157,113   $154,136
                                                                    ========  =========

  The accompanying notes are an integral part of these financial statements.

                           STATEMENTS OF OPERATIONS

                  MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP
          For the Fiscal Years Ended December 31, 2001, 2000 and 1999
                    (in thousands, except per Unit amounts)

                                                                          2001      2000      1999
                                                                        --------  --------  --------
REVENUES
 Suites................................................................ $ 61,423  $ 66,044  $ 63,112
 Other operating departments...........................................    2,621     3,154     3,086
                                                                        --------  --------  --------
   Total revenues......................................................   64,044    69,198    66,198
                                                                        --------  --------  --------
OPERATING COSTS AND EXPENSES
 Suites................................................................   13,084    14,529    14,078
 Other department costs and expenses...................................    1,455     1,790     2,889
 Selling, administrative and other.....................................   16,668    17,362    15,290
 Depreciation..........................................................    6,479     6,362     6,952
 Incentive management fee..............................................    3,375     4,892     3,521
 Residence Inn system fee..............................................    2,457     2,642     2,524
 Property taxes........................................................    2,460     2,460     2,230
 Base management fee...................................................    1,281     1,384     1,324
 Equipment rent and other..............................................    1,892     1,128       913
                                                                        --------  --------  --------
                                                                          49,151    52,549    49,721
                                                                        --------  --------  --------
OPERATING PROFIT.......................................................   14,893    16,649    16,477
 Interest expense......................................................  (10,152)  (10,700)  (11,315)
 Interest income.......................................................      664       690       304
                                                                        --------  --------  --------
INCOME BEFORE EXTRAORDINARY ITEMS......................................    5,405     6,639     5,466
 Extraordinary gain on the forgiveness of deferred incentive management
   fees................................................................       --    29,781        --
                                                                        --------  --------  --------
NET INCOME............................................................. $  5,405  $ 36,420  $  5,466
                                                                        ========  ========  ========
ALLOCATION OF NET INCOME
 General Partner....................................................... $     54  $    364  $     55
 Limited Partners......................................................    5,351    36,056     5,411
                                                                        --------  --------  --------
                                                                        $  5,405  $ 36,420  $  5,466
                                                                        ========  ========  ========
NET INCOME PER LIMITED PARTNER UNIT (65,600 Units)..................... $     82  $    550  $     83
                                                                        ========  ========  ========


  The accompanying notes are an integral part of these financial statements.

                  STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                  MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP

          For the Fiscal Years Ended December 31, 2001, 2000 and 1999
                                (in thousands)

                                         General Limited
                                         Partner Partners  Total
                                         ------- -------- -------
              Balance, December 31, 1998  $178   $ 9,956  $10,134
                 Net income.............    55     5,411    5,466
                                          ----   -------  -------
              Balance, December 31, 1999   233    15,367   15,600
                 Net income.............   364    36,056   36,420
                                          ----   -------  -------
              Balance, December 31, 2000   597    51,423   52,020
                 Net income.............    54     5,351    5,405
                                          ----   -------  -------
              Balance, December 31, 2001  $651   $56,774  $57,425
                                          ====   =======  =======

  The accompanying notes are an integral part of these financial statements.

                           STATEMENTS OF CASH FLOWS

                  MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP

          For the Fiscal Years Ended December 31, 2001, 2000 and 1999
                                (in thousands)

                                                                 2001      2000     1999
                                                                -------  --------  -------
OPERATING ACTIVITIES
   Net income.................................................. $ 5,405  $ 36,420  $ 5,466
   Extraordinary gain on the forgiveness of deferred incentive
     management fees...........................................      --   (29,781)      --
   Depreciation................................................   6,479     6,362    6,952
   Deferral of incentive management fees due to
     Residence Inn by Marriott, Inc............................   3,087     3,626    2,752
   Amortization of deferred financing costs as interest........     472       472      472
   Loss on dispositions of property and equipment..............       1         8       14
   Changes in operating accounts:
       Due from Residence Inn by Marriott, Inc.................      18      (176)      57
       Accounts payable and accrued expenses...................     102       (35)    (794)
                                                                -------  --------  -------
Cash provided by operating activities..........................  15,564    16,896   14,919
                                                                -------  --------  -------
INVESTING ACTIVITIES
   Additions to property and equipment.........................  (3,104)   (5,075)  (5,475)
   Change in property improvement fund.........................  (1,360)   (2,022)    (644)
                                                                -------  --------  -------
Cash used in investing activities..............................  (4,464)   (7,097)  (6,119)
                                                                -------  --------  -------
FINANCING ACTIVITIES
   Principal payments on mortgage debt.........................  (5,617)   (5,069)  (6,802)
                                                                -------  --------  -------
Cash used in financing activities..............................  (5,617)   (5,069)  (6,802)
                                                                -------  --------  -------
INCREASE IN CASH AND CASH EQUIVALENTS..........................   5,483     4,730    1,998
CASH AND CASH EQUIVALENTS at beginning of year.................  10,755     6,025    4,027
                                                                -------  --------  -------
CASH AND CASH EQUIVALENTS at end of year....................... $16,238  $ 10,755  $ 6,025
                                                                =======  ========  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for mortgage interest............................. $ 9,680  $ 10,228  $11,770
                                                                =======  ========  =======

  The accompanying notes are an integral part of these financial statements.

                  MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  The Partnership

  Description of the Partnership

   Marriott Residence Inn Limited Partnership, a Delaware limited partnership, was formed on March 29, 1988 to acquire, own and operate 15 Residence Inn by Marriott hotels and the land on which the Inns are located. The Inns are located in seven states in the United States: four in Ohio, three in California, three in Georgia, two in Missouri and one in each of Illinois, Colorado and Michigan, and as of December 31, 2001, have a total of 2,130 suites. The Inns are managed by Residence Inn by Marriott, Inc. (the "Manager"), a wholly-owned subsidiary of Marriott International, Inc. ("Marriott International"), as part of the Residence Inn by Marriott hotel system.

   The partnership was formed through a public offering of 65,600 limited partnership units in 1988. The sole general partner, with a 1% interest, is RIBM One LLC (the "General Partner"), a Delaware single member limited liability company, which is owned directly and indirectly by Host Marriott, L.P. ("Host LP") as of December 31, 2001. See Note 8 Subsequent Events for other changes in ownership.

  Partnership Allocations and Distributions

   Net profits for Federal income tax purposes are generally allocated to the partners in proportion to the distributions of cash available for distribution. The partnership generally distributes cash available for distribution as follows: (i) first, 99% to the limited partners and 1% to the general partner, until the partners have received, with respect to such year, an amount equal to 10% of their Net Capital Investment, defined as the excess of original capital contributions over cumulative distributions of net refinancing and sales proceeds ("Capital Receipts"); (ii) second, remaining cash available for distribution will be distributed as follows, depending on the amount of Capital Receipts previously distributed:

   (a) 99% to the limited partners and 1% to the general partner, if the partners have received aggregate cumulative distributions of Capital Receipts of less than 50% of their original capital contributions; or

   (b) 85% to the limited partners and 15% to the general partner, if the partners have received aggregate cumulative distributions of Capital Receipts equal to or greater than 50% but less than 100% of their original capital contributions; or

   (c) 70% to the limited partners and 30% to the general partner, if the partners have received aggregate cumulative distributions of Capital Receipts equal to 100% or more of their original capital contributions.

   Losses and net losses are allocated 99% to the limited partners and 1% to the general partner.

   Capital Receipts not retained by the partnership will generally be distributed (i) first, 99% to the limited partners and 1% to the general partner until the partners have received cumulative distributions from all sources equal to a cumulative simple return of 12% per annum on their Net Capital Investment, as defined, and an amount equal to their contributed capital, payable only from Capital Receipts; (ii) next, if the Capital Receipts are from a sale, 100% to the general partner until it has received 2% of the gross proceeds from the sale; and (iii) thereafter, 70% to the limited partners and 30% to the general partner.

   Gains will generally be allocated (i) first, to those partners whose capital accounts have negative balances until such negative balances are brought to zero; (ii) second, to all partners in amounts necessary to bring each of their respective capital account balances equal to their Invested Capital, as defined, plus a 12% return on such Invested Capital; (iii) next, to the general partner in an amount necessary to bring the general partner's capital account balance to an amount which is equal to 2% of the gross proceeds from the sale; and (iv) thereafter, 70% to the limited partners and 30% to the general partner.

                  MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP

   Proceeds from the sale of substantially all of the assets of the partnership will be distributed to the partners in accordance with their capital account balances as adjusted to take into account the gain or loss resulting from such sale.

   For financial reporting purposes, profits and losses are allocated among the partners based upon their stated interests in cash available for distribution.

Note 2.  Summary of Significant Accounting Policies

  Basis of Accounting

   The partnership's records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

  Use of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Property and Equipment

   Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

                    Land improvements.........      40 years
                    Buildings and improvements      40 years
                    Furniture and equipment... 3 to 10 years

   All property and equipment is pledged as security for the mortgage debt.

   The partnership assesses impairment of its real estate properties based on whether estimated undiscounted future cash flows from such properties on an individual property basis will be less than the net book value of the property. If a property is impaired, its basis is adjusted to fair market value. There were no such adjustments required at December 31, 2001 or 2000.

  Income Taxes

   Provision for Federal and state income taxes has not been made in the accompanying financial statements since the partnership does not pay income taxes but rather allocates its profits and losses to the partners. Significant differences exist between the net income or loss for financial reporting purposes and the net income or loss reported in the partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods and shorter depreciable lives of the assets and differences in the timing of the recognition of base and incentive management fees. As a result of these differences, the partnership's net assets reported in the accompanying financial statements is less than the tax basis of such net assets by $409,000 as of December 31, 2001. As of December 31, 2000, the tax basis of net assets was less than the net assets reported in the accompanying financial statements by $3,675,000.

                  MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP

  Deferred Financing Costs

   Deferred financing costs represent the costs incurred in connection with the mortgage debt refinancing and are amortized using the straight-line method over the term of the loan. At December 31, 2001 and 2000, deferred financing costs, net of accumulated amortization, totaled $363,000 and $835,000, respectively. Amortization of deferred financing costs totaled $472,000 in both 2001 and 2000.

  Cash and Cash Equivalents

   The partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

  Reclassifications

   Certain reclassifications were made to the prior year financial statements to conform to the 2001 presentation.

  Application of New Accounting Standards

   In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets SFAS No. 121" to determine when a long-lived asset should be classified as held for sale, among other things. Those criteria specify that the asset must be available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such assets, and the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, within one year. This Statement is effective for fiscal years beginning after December 15, 2001. The Partnership does not believe implementation of the standard will have a material effect on the Partnership.

Note 3.  Litigation Settlement

   In September 2000, the general partner, Marriott International, Inc., and related defendants closed on the settlement of a lawsuit filed by limited partners from seven limited partnerships, including the partnership's limited partners ("Litigation Settlement"). In accordance with the terms of the settlement, the defendants made cash payments of approximately $152 per unit to the limited partners, in exchange for dismissal of the litigation and a complete release of all claims. In addition to these cash payments, the Manager agreed to forgive $29.8 million of deferred incentive management fees payable by the partnership, which is reflected as an extraordinary gain in the statement of operations for the year ended December 31, 2000.

Note 4.  Property And Equipment

   Property and equipment consists of the following as of December 31 (in thousands):

                                               2001      2000
                                             --------  --------
               Land and improvements........ $ 46,441  $ 46,441
               Buildings and improvements...  126,717   123,898
               Furniture and equipment......   31,119    29,429
               Construction in progress.....      800     2,273
                                             --------  --------
                                              205,077   202,041
               Less accumulated depreciation  (70,956)  (64,544)
                                             --------  --------
                                             $134,121  $137,497
                                             ========  ========

                  MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP

Note 5.  Estimated Fair Values Of Financial Instruments

   The estimated fair values of financial instruments are shown below (in thousands). The fair value of financial instruments not included in this table are estimated to be equal to their carrying amounts.

                              As of December 31, 2001 As of December 31, 2000
                              ----------------------- -----------------------
                                            Estimated               Estimated
                               Carrying       Fair     Carrying       Fair
                                Amount        Value     Amount        Value
                              --------      --------- --------      ---------
         Senior mortgage debt $71,593        $70,997  $75,731        $76,796
         Second mortgage debt $21,003        $21,772  $22,482        $25,080

   The estimated fair values of debt obligations are based on the expected future debt service payments discounted at risk adjusted rates.

Note 6.  Mortgage Debt

   The partnership's mortgage debt is comprised of a $100 million note (the "Senior Mortgage") which bears interest at a fixed rate of 8.6% and a $30 million note (the "Second Mortgage") which bears interest at a fixed rate of 15.25% for a blended interest rate of 10.13%. Both the Senior Mortgage and Second Mortgage require monthly payments of principal and interest and mature on September 30, 2002. During 2001 and 2000, the partnership made principal payments of $4.1 million and $3.8 million on the Senior Mortgage and $1.5 million and $1.3 million on the Second Mortgage, respectively. At December 31, 2001, the outstanding principal balance of the Senior Mortgage was $71.6 million and the outstanding principal balance of the Second Mortgage was $21.0 million. At December 31, 2000, the outstanding principal balance of the Senior Mortgage was $75.7 million and the outstanding principal balance of the Second Mortgage was $22.5 million.

   The mortgage debt is expected to be refinanced at maturity by the partnership.

   Both the Senior Mortgage and the Second Mortgage are secured by the Inns, the land on which they are located, a security interest in all personal property associated with the Inns including furniture and equipment, inventory, contracts and other general intangibles and an assignment of the partnership's rights under the management agreement.

Note 7.  Management Agreement

   The Manager operates the Inns pursuant to a long-term management agreement with an initial term expiring December 28, 2007. The Manager has the option to extend the agreement on one or more of the Inns for up to five 10-year terms. The partnership may terminate the management agreement if, during any three consecutive years after 1992, specified minimum operating results are not achieved. However, the Manager may prevent termination by paying to the partnership the amount by which the minimum operating results were not achieved. The Manager earns a base management fee equal to 2% of gross sales. Base management fees are paid currently.

   In addition, the Manager is entitled to an incentive management fee equal to 15% of operating profit, as defined (20% in any year in which operating profit is equal to or greater than $23.5 million). In 2001 and 1999, incentive management fees were calculated as 15% of operating profit. However, in 2000, incentive management fees were calculated as 20% of operating profit. The incentive management fee is payable out of 50% of cash flow from operations remaining after payments of qualifying debt service, retention by the partnership of annual cash flow from operations of $6,626,263 and the deferred base management fee. If the partnership retains an

                  MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP additional 5% return, the incentive management fee is payable out of 75% of the remaining cash flow from operations. Incentive management fees earned are payable in the future from operating cash flow, as defined. Unpaid incentive management fees are paid from cash flow available for incentive management fees following payment of the then current incentive management fees. For the years ended December 31, 2001, 2000, and 1999, $3.4 million, $4.9 million and $3.5 million, respectively, in incentive management fees were earned, of which $0.3 million, $1.3 million and $.8 million, respectively, were paid. As of December 31, 2001 and 2000, deferred incentive management fees were $6.7 million and $3.6 million, respectively. In connection with the Litigation Settlement, the Manager waived $29.8 million of deferred incentive management fees, which was recognized as an extraordinary gain during 2000.

   The management agreement also provides for annual payments of the Residence Inn system fee equal to 4% of gross suite sales from the Inns. In addition, the Manager is reimbursed for each inn's pro rata share of the actual costs and expenses incurred by the Manager in providing certain chain services on a central or regional basis to all hotels operated by the Manager. As franchiser of the Residence Inn by Marriott system, the Manager maintains a marketing fund to pay the costs associated with certain system-wide advertising, promotional, and public relations materials and programs, and operating a toll-free reservation system. Each inn contributes 2.5% of suite sales to the marketing fund. For the years ended December 31, 2001, 2000 and 1999, respectively, the partnership paid a Residence Inn system fee of $2.5 million, $2.6 million and $2.5 million, reimbursed the Manager $1.2 million, $1.3 million and $1.3 million for chain services, and contributed $1.5 million, $1.7 million and $1.6 million to the marketing fund.

   In addition, the Inns participate in Marriott International's Marriott's Rewards Program ("MRP"). The costs of this program are based upon the MRP sales at each hotel. MRP costs were $221,000, $283,000 and $224,000 in 2001, 2000, and 1999, respectively. Chain services, contributions to the marketing fund and MRP costs are included in selling, administrative and other expenses in the accompanying statement of operations.

   The partnership is required to provide the Manager with working capital to meet the operating needs of the Inns. The Manager converts cash advanced by the partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables that are maintained and controlled by the Manager. Upon termination of the management agreement, the working capital will be returned to the partnership. The individual components of working capital controlled by the Manager are not reflected in the partnership's balance sheet. As of December 31, 2001 and 2000, $775,000 has been advanced to the Manager for working capital and is included in Due from Residence Inn by Marriott, Inc. on the accompanying balance sheets.

   The management agreement provides for the establishment of a property improvement fund to provide for the replacement of furniture, fixtures and equipment ("FF&E") at the Inns. Total contributions during 2001, 2000 and 1999 were $3.5 million, $5.0 million and $5.1 million, respectively. Based on capital budgets, it was determined that the property improvement fund was insufficient beginning in 1998, primarily due to the need to complete total suite refurbishments at the majority of the Inns in the next several years. To reduce this shortfall, the partnership increased the contribution rate to the property improvement fund beginning in 1999 to 5.5% of gross Inn revenues. In 2000 and 1999, the contributions include additional cash contributions provided by the partnership of $1,200,000 and $1,450,000, respectively.

Note 8.    Subsequent Events

   Pursuant to an Agreement and Plan of Merger dated as of November 28, 2001, the general partner of the partnership and others agreed upon a merger between the partnership and a subsidiary of Apple Hospitality Two, Inc. that would, in essence, effect Apple Hospitality Two Inc.'s acquisition, through subsidiaries, of the partnership. There were a number of conditions to the transaction, including approval by the holders of a majority of the limited partnership interests of the partnership. All conditions were met, and the transaction closed on March 29, 2002. The partnership is now a wholly-owned, indirect subsidiary of Apple Hospitality Two, Inc.

                          APPLE HOSPITALITY TWO, INC.

    PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2001
                                  (unaudited)

   The following unaudited Pro Forma Condensed Consolidated Balance Sheet of Apple Hospitality Two, Inc. (the "Company") is presented as if the purchase of Marriott Residence Inn Limited Partnership (the "Partnership") from Host Marriott Corporation ("Host") containing 15 Residence Inn(R) by Marriott(R) hotels, for approximately $133.4 million had occurred on December 31, 2001.

   Marriott will continue to manage the hotels under the agreements not materially different from historical contractual arrangements.

   Such information is based in part upon the consolidated balance sheet of the Company, and the historical balance sheet of the Partnership. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

   The following unaudited Pro Forma Condensed Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been assuming such transactions had been completed as of December 31, 2001 nor does it purport to represent the future financial position of the Company.

                                                      Historical
                                          Company      Marriott                     Residence
                                         Historical  Residence Inn   Acquisition       Inn
                                          Balance       Limited        Closing     Acquisition         Total
                                           Sheet      Partnership  Adjustments (A) Adjustments       Pro forma
                                        ------------ ------------- --------------- ------------     ------------
ASSETS
   Investment in hotel properties...... $121,078,235 $134,121,000             --   $ (5,913,328)(C) $249,285,907
   Cash and cash equivalents...........   15,468,841   16,238,000    (11,009,000)            --       20,697,841
   Deposit for acquisition.............   35,000,000           --             --    (35,000,000)(B)           --
   FF&E reserve........................    2,254,674    4,249,000             --             --        6,503,674
   Due from Residence Inn by
    Marriott, Inc......................      860,229    2,142,000     (2,142,000)            --          860,229
   Deferred financing costs, net of
    accumulated depreciation...........           --      363,000             --       (363,000)(D)           --
   Other assets........................    3,719,308           --             --             --        3,719,308
                                        ------------ ------------   ------------   ------------     ------------
      Total Assets..................... $178,381,287 $157,113,000   $(13,151,000)  $(41,276,328)    $281,066,959
                                        ============ ============   ============   ============     ============
LIABILITIES and SHAREHOLDERS'
 EQUITY
   Liabilities
   Mortgage notes payable.............. $ 52,874,346 $ 92,596,000       (994,000)            --     $144,476,346
   Accounts payable--affiliate.........      261,330           --             --             --          261,330
   Accounts payable and accrued
    expenses...........................      934,198      379,000             --      1,621,000(B)     2,934,198
   Capital lease obligations...........      276,135           --             --             --          276,135
   Interest payable....................      367,888           --             --             --          367,888
   Distributions payable...............    3,001,721           --             --             --        3,001,721
   Deferred incentive management fees..      204,698    6,713,000             --   $ (6,713,000)(E)      204,698
                                        ------------ ------------   ------------   ------------     ------------
      Total Liabilities................   57,920,316   99,688,000       (994,000)    (5,092,000)     151,522,316

                    (Balance Sheet continued on next page)

                                                           Historical
                                              Company       Marriott                     Residence
                                             Historical   Residence Inn   Acquisition       Inn
                                              Balance        Limited        Closing     Acquisition         Total
                                               Sheet       Partnership  Adjustments (A) Adjustments       Pro forma
                                            ------------  ------------- --------------- ------------     ------------
Shareholders' equity/Partners' Capital
Partnership capital........................           --    57,425,000    (12,157,000)   (45,268,000)(F)           --
Common stock, no par value, authorized
 200,000,000 shares; issued and outstanding
 13,907,733 shares.........................  122,889,057            --             --      9,083,672(G)   131,972,729
Series B preferred convertible stock, no
 par value authorized 240,000 shares;
 issued and outstanding 240,000 shares.....       24,000            --             --             --           24,000
Net income greater than distributions......   (2,452,086)           --             --             --       (2,452,086)
                                            ------------  ------------   ------------   ------------     ------------
      Total Shareholders' Equity...........  120,460,971    57,425,000    (12,157,000)   (36,184,328)     129,544,643
                                            ------------  ------------   ------------   ------------     ------------
         Total Liabilities and
          Shareholders' Equity............. $178,381,287  $157,113,000   $(13,151,000)  $(41,276,328)    $281,066,959
                                            ============  ============   ============   ============     ============

Notes to Pro Forma Condensed Consolidated Balance Sheet (unaudited)

(A) Represents the reduction of balances retained by the prior owner of the Partnership. In accordance with the Purchase Agreement, the prior owner will retain a portion of its cash, its receivables from Marriott. The $994,000 represents payments by the prior owner on the mortgage notes assumed at closing.

(B) Total purchase price consists of the following:

        Purchase price per contract....................... $133,352,600
        Liability assumed.................................      379,000
                                                           ------------
           Sub-total......................................  133,731,600
        Acquisition fee payable to ASRG...................    2,667,052
        Cash assumed......................................   (5,229,774)
        Additional closing costs..........................    1,621,000
                                                           ------------
           Total purchase price........................... $132,789,878
                                                           ============
        The purchase price was satisfied by the following:
        Cash:
           -paid as a deposit in 2001..................... $ 35,000,000
           -on hand.......................................    6,187,878
                                                           ------------
                                                             41,187,878
        Assumption of mortgage notes......................   91,602,000
                                                           ------------
                                                           $132,789,878
                                                           ============

(C) Allocation of purchase price (see Note B above) to assets acquired at fair value are as follows:
   Purchase price (See Note B)............................................................. $132,789,878
   Less:
       Restricted cash--FF&E reserves......................................................    4,249,000
       Prepaids and other assets...........................................................      333,206
                                                                                            ------------
   Amount allocated to investment in hotel properties......................................  128,207,672
   Net book value of investment in hotel properties........................................  134,121,000
                                                                                            ------------
   Net increase in book value of investment in hotels...................................... $ (5,913,328)
                                                                                            ============

(D) Represents elimination of historical deferred financing costs associated with prior owner.

(E) Represents elimination of deferred incentive management fees associated with prior owner, not assumed by the Company.

(F) Represents elimination of partnership equity associated with the prior owner.

(G) Represents additional capital raised in 2002 necessary to fund the cash portion of the acquisition.

                          APPLE HOSPITALITY TWO, INC.

     PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

                     For the year ended December 31, 2001

   The following unaudited Pro Forma Condensed Consolidated Statements of Operations of Apple Hospitality Two, Inc. (the "Company") are presented as if the purchase of Marriott Residence Inn Limited Partnership (the "Partnership"), containing 15 Residence Inn(R) by Marriott(R) hotels, from Host Marriott Corporation ("Host") for approximately $133.4 million had occurred on January 1, 2001.

   In addition, the unaudited Pro Forma Condensed Consolidated Statements of Operations include the purchase of 10 Residence Inn(R) by Marriott(R) hotels from a subsidiary of Crestline Capital Corporation (Residence Inn III LLC) in September 2001, for an aggregate purchase price of $123.5 million, as if the transaction had occurred on January 1, 2001. The results of operations subsequent to our purchase are included in the historical statement of operations of the Company.

   These unaudited Pro Forma Statements of Operations also assume all of the hotels had been leased to Apple Hospitality Management, Inc., our wholly owned taxable REIT subsidiary pursuant to master hotel lease agreements. Marriott will continue to manage the hotels under agreements not materially different from historical contractual arrangements.

   Such pro forma information is based in part upon the historical Consolidated Statements of Operations of the Company, and the historical Statements of Operations of the Marriott Residence Inn Limited Partnership and Residence Inn III LLC. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

   The following unaudited Pro Forma Condensed Consolidated Statements of Operations of the Company are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed on January 1, 2001, nor does it purport to represent the results of operations for future periods.

                                                  For the year ended December 31, 2001 (unaudited)
                        ----------------------------------------------------------------------------------------------------
                                                                     Pro Forma
                                                                      Before
                            Company                                 Acquisition   Historical
                          Historical    Historical                  of Marriott    Marriott
                         Statement of    Residence                   Residence  Residence Inn
                          Operations    Inn III LLC  Pro Forma      Inn Limited    Limited      Pro Forma        Total Pro
                        (May 1-Dec. 31)     (A)     Adjustments     Partnership Partnership(A) Adjustments         Forma
                        --------------- ----------- -----------     ----------- -------------- ------------     ------------
Revenue:
  Suite revenue........   $10,022,272   $27,564,918 $        --     $37,587,190  $61,423,000             --     $ 99,010,190
  Other operating
   revenue.............       414,493            --          --         414,493    2,621,000             --        3,035,493
  Interest income......     2,005,006            --  (1,827,669)(B)     177,337      664,000   $   (664,000)(B)      177,337
                          -----------   ----------- -----------     -----------  -----------   ------------     ------------
    Total revenue......    12,441,771    27,564,918  (1,827,669)     38,179,020   64,708,000       (664,000)     102,223,020
Expenses:
  Operating expenses...     4,516,264    12,288,306          --      16,804,570   28,116,000             --       44,920,570
  General and
   administrative......       491,009            --     372,897( C)     863,906    1,636,000     (1,636,000)(C)    1,304,743
                                                                                                    440,837(D)
  Franchise fees
   (Residence Inn
   System Fee).........       400,888     1,055,127          --       1,456,015    2,457,000             --        3,913,015
  Management fees......       208,736       551,298          --         760,034    1,281,000             --        2,041,034
  Permits, Licenses &
   Lease Payments......            --       128,688          --         128,688           --             --          128,688
  Chain Services.......       233,643       552,449          --         786,092           --             --          786,092
  Incentive
   management
    fees...............       265,305       841,983          --       1,107,288    3,375,000             --        4,482,288
  Taxes, insurance and
   other...............       552,734     1,322,418          --       1,875,152    5,807,000             --        7,682,152
  Depreciation of real
   estate owned........     1,084,933            --   2,019,336(D)    3,104,269    6,479,000     (6,479,000)(E)    6,111,234
                                                                                                  3,006,965(F)
  Interest.............     1,371,540            --   2,868,745(E)    4,240,285   10,152,000    (10,152,000)(G)   13,610,970
                                                                                                  9,370,685(H)
                          -----------   ----------- -----------     -----------  -----------   ------------     ------------
    Total expenses.....     9,125,052    16,740,269   5,260,978      31,126,299   59,303,000     (5,448,514)      84,980,786

Income tax expense.....            --            --         -- (F)           --           --            -- (I)            --
                          -----------   ----------- -----------     -----------  -----------   ------------     ------------

Net income.............   $ 3,316,719   $10,824,649 $(7,088,646)    $ 7,052,722  $ 5,405,000   $  4,784,514     $ 17,242,234
                          ===========   =========== ===========     ===========  ===========   ============     ============

Earnings per common
 share:
  Basic and Diluted....   $      0.52                               $      0.75                                 $       1.15
                          ===========                               ===========                                 ============

  Basic and diluted
   weighted average
   common shares
   outstanding.........     6,334,168                 3,038,590(G)    9,372,758                   5,603,630(J)    14,976,388
                          ===========               ===========     ===========                ============     ============

Notes to Pro Forma Condensed Consolidated Statements of Operations (unaudited) for Residence Inn III LLC:
(A) Represents results of operations for the hotels acquired on a pro forma basis as if the hotels were owned by the Company at January 1, 2001 for the respective periods prior to acquisition by the Company in September 2001.
(B) Represents the elimination of the interest income recorded on the $47 million promissory note with Crestline, as the note receivable was used to purchase the Partnership.
(C) Represents the advisory fee of .25% of accumulated capital contributions under the "best efforts" offering for the period of time not owned by the Company plus anticipated legal and accounting fees, employee costs, salaries and other costs of operating as a public company of $814,377 and $372,896 for the year ended December 31, 2000, and the period ended December 31, 2001, respectively.
(D) Represents the depreciation on the hotels acquired based on the purchase price allocation of $98 million to depreciable property. The weighted average lives of the depreciable assets are 39 years for building and 7 years for FF&E. The estimated useful lives are based on management's knowledge of the properties and the hotel industry in general.
(E) Represents the interest expense for the hotel acquisitions for the period in which the hotels were not owned. Interest was computed using the interest rates of 8.08% on the mortgage debt of $53 million.
(F) Represents the combined state and federal income tax expense of our wholly owned taxable REIT subsidiary estimated based on the contractual agreements put in place between the Company and our lessee based on a combined federal and state income tax rate of 40%. Based on the terms of the lease agreements our taxable subsidiary would have incurred a loss. No operating loss benefit has been recorded as realization is not certain.
(G) Represents the number of shares assuming Residence Inn III LLC was acquired at the beginning of the period presented.

Notes to Pro Forma Condensed Consolidated Statements of Operations (unaudited) for Marriott Residence Inn Limited Partnership:
(A) Represents results of operations for the hotels acquired on a pro forma basis as if the Partnership was owned by the Company on January 1, 2001.
(B) Represents the elimination of historical interest income recorded by the prior owner.
(C) Represents the elimination of the historical general and administrative expense allocated to the hotels by the prior owner, which will not be incurred by the Company. The amount indicated for general and administrative expense of $1,636,000 was extracted from the Partnership's historical statement based on an estimate.
(D) Represents the advisory fee of .25% of accumulated capital contributions under the "best efforts" offering for the period of time not owned by the Company plus anticipated legal and accounting fees, employee costs, salaries and other costs of operating as a public company of $330,628 for the year ended December 31, 2001.
(E) Represents the elimination of the historical depreciation expense recorded by the prior owner.
(F) Represents the depreciation on the hotels acquired based on the purchase price allocation. The weighted average lives of the depreciable assets are 39 years for building and 7 years for FF&E. The estimated useful lives are based on management's knowledge of the properties and the hotel industry in general.
(G) Represents the elimination of the historical interest expense recorded by the prior owner.
(H) Represents the interest expense for the hotel acquisitions for the period in which the hotels were not owned. Interest was computed using the interest rates of 8.6% on the mortgage debt of $70.9 million and 15.6% on the mortgage debt of $20.7 million.
(I) Represents the combined state and federal income tax expense of our wholly owned taxable REIT subsidiary estimated based on the contractual agreements put in place between the Company and our lessee based on a combined federal and state income tax rate of 40%. Based on the terms of the lease agreements our taxable subsidiary would have incurred a loss. No operating loss benefit has been recorded as realization is not certain.
(J) Represents additional common shares assuming the Partnership was acquired at the beginning of the period presented.